                                                                 Morgan Stanley
                                                                 Charter Series

      January 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated February 26, 2003 and the Prospectus Supplement dated November 7, 2003.

                                                      Issued: February 27, 2004

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                            INCEPTION-  COMPOUND
                                                                                             TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003   2004     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %      %         %          %
-----------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3    2.7     14.4        10.6
                                                                     (3 mos.)       (1 mo.)
-----------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1)  (0.1)    106.9       7.6
                 (10 mos.)                                                          (1 mo.)
-----------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1    1.1     121.3       17.5
                                               (10 mos.)                            (1 mo.)
-----------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6)   1.3     12.5        2.4
                                               (10 mos.)                            (1 mo.)
-----------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
January 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of January 31, 2004 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $11.44     2.62%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $20.69    -0.14%
  ---------------------------------------------------------------------------
  Charter Graham                                          $22.13     1.12%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $11.25     1.25%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss and deductions for calendar year 2003 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                    Month ended           YTD ended
                January 31, 2004      January 31, 2004
                ------------------    ------------------
Currencies           2.49%                   2.49%
Interest Rates       0.67%                   0.67%
Stock Indices        0.75%                   0.75%
Energies             0.08%                   0.08%
Metals              -0.07%                  -0.07%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, long positions in several major foreign currencies versus the U.S. dollar recorded gains. Long positions in the British pound versus the U.S. dollar experienced gains as the dollar continued to decline due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks. Additional gains were also recorded from long positions in the Australian and New Zealand dollars versus the U.S. dollar as these currencies moved higher for the aforementioned reasons, as well as rising commodity prices.

.. Within the equity index sector, the major European markets moved higher amid strong earnings reports, producing gains for long European equity index positions. Additional gains were recorded from long positions in U.S. stock index futures as U.S. equity prices were lifted higher amid positive earnings reports from the U.S. technology sector and improving U.S. consumer confidence data.

.. In the global interest rate markets, gains originated from long positions in European interest rate futures early in the month as prices moved higher following the release of economic data that demonstrated relative near-term weakness in the U.S. economy.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the metals markets, small losses were recorded from long positions in nickel futures as prices finished lower due to speculative-based selling and a temporary strengthening of the U.S. dollar late in the month.

CHARTER MSFCM

                                    [CHART]

                       Month ended              YTD ended
                    January 31, 2004       January 31, 2004
                    -----------------      -----------------
Currencies                0.56%                  0.56%
Interest Rates           -0.23%                 -0.23%
Stock Indices             0.34%                  0.34%
Energies                 -0.50%                 -0.50%
Metals                    0.30%                  0.30%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, long positions in several major foreign currencies versus the U.S. dollar recorded gains. Long positions in the Japanese yen versus the U.S. dollar experienced gains as the dollar continued to decline due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks.

.. Within the equity index sector, gains were recorded from long positions in S&P 500 Index futures as U.S. equity prices were lifted higher amid positive earnings reports from the U.S. technology sector and improving U.S. consumer confidence data.

.. In the metals markets, profits were recorded from long industrial metals positions. Increased Chinese demand, a weaker U.S. dollar, rising equity prices, and news of decreased supply, pushed metals prices higher. As a result, gains were recorded from long positions in copper and aluminum.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Long crude oil positions proved unprofitable as prices declined in tandem with other oil and gas prices.

.. In the global interest rate markets, losses were experienced from long positions in U.S. interest rate futures. At month end the U.S. Federal Reserve issued a statement that they would "be patient" before raising interest rates. This represented a change from previous U.S. Federal Reserve statements and was interpreted to mean that the U.S. Federal Reserve would seek to raise rates sooner than expected. Financial markets around the globe reacted negatively to this statement resulting in a large sell-off in fixed income prices.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                 January 31, 2004      January 31, 2004
                 ------------------    ------------------
Currencies             1.31%                 1.31%
Interest Rates        -1.27%                -1.27%
Stock Indices          1.53%                 1.53%
Energies              -0.69%                -0.69%
Metals                 0.74%                 0.74%
Agriculturals          0.09%                 0.09%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the equity index sector, the major European markets moved higher amid strong earnings reports, producing gains for long European equity index positions. Additional gains were recorded from long positions in U.S. stock index futures as U.S. equity prices were lifted higher amid positive earnings reports from the U.S. technology sector and improving U.S. consumer confidence data.
.. In the currency markets, long positions in several major foreign currencies versus the U.S. dollar recorded gains. Long positions in the Japanese yen versus the U.S. dollar experienced gains as the dollar sold off due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks. Additional gains were also supplied from long positions in the Australian and New Zealand dollars versus the U.S. dollar as these currencies moved higher for the aforementioned reasons, as well as rising commodity prices.
.. Profits were also recorded in the metals markets as industrial metals prices rallied higher. Increased Chinese demand, a weaker U.S. dollar, rising equity prices, and news of decreased supply, pushed metals prices higher. As a result, gains were recorded from long positions in copper and aluminum.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate markets, losses were experienced from long positions in U.S. interest rate futures. At month end the U.S. Federal Reserve issued a statement that they would "be patient" before raising interest rates. This represented a change from previous U.S. Federal Reserve statements and was interpreted to mean that the U.S. Federal Reserve would seek to raise rates sooner than expected. Financial markets around the globe reacted negatively to this statement resulting in a large sell-off in fixed income prices.
.. Long natural gas positions resulted in losses when prices fell following reports of higher than expected inventories.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            Year ended
                  January 31, 2004      January 31, 2004
                  -----------------     -----------------
Currencies               0.68%                0.68%
Interest Rates           0.74%                0.74%
Stock Indices            0.65%                0.65%
Energies                 0.03%                0.03%
Metals                  -0.24%               -0.24%
Agriculturals           -0.03%               -0.03%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. During the month, gains originated from long futures positions in the global interest rate markets. Japanese government bond futures profited towards the latter portion of the month as prices edged higher in response to firmness in the yen's value and market skepticism concerning the Japanese economy. Long positions in U.S. interest rate futures benefited earlier in the month as prices moved higher following the release of economic data that demonstrated relative near-term weakness in the U.S. economy.
.. In the currency markets, long positions in several major foreign currencies versus the U.S. dollar recorded gains. Long positions in the Japanese yen versus the U.S. dollar experienced gains as the dollar continued to decline due to: U.S. current-account deficits, interest rate differentials between the U.S. and most other major economies, and concerns for potential terrorist attacks. Additional gains were also recorded from long positions in the New Zealand and Australian dollars versus the U.S. dollar as these currencies moved higher for the aforementioned reasons, as well as rising commodity prices.
.. Within the equity index sector, the major European markets moved higher amid strong earnings reports, producing gains for long European equity index positions. Additional gains were recorded from long positions in U.S. and Pacific Rim stock index futures as prices were lifted higher amid the release of positive economic data.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the metals markets, losses were recorded from long positions in gold futures as prices moved lower due to speculative selling and a stronger U.S. dollar late in the month.

                      This page intentionally left blank.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                                  Morgan Stanley             Morgan Stanley               Morgan Stanley
                               Charter Campbell L.P.       Charter MSFCM L.P.          Charter Graham L.P.
                             ------------------------- --------------------------  ---------------------------
                                        Percentage of               Percentage of                Percentage of
                                       January 1, 2004             January 1, 2004              January 1, 2004
                                          Beginning                   Beginning                    Beginning
                              Amount   Net Asset Value   Amount    Net Asset Value    Amount    Net Asset Value
                             --------- --------------- ----------  --------------- -----------  ---------------
                                $             %            $              %             $              %
REVENUES
Trading profit (loss):
  Realized                   1,137,110      1.02       (6,620,705)      (3.82)      17,772,431        6.57
  Net change in unrealized   3,234,904      2.91        7,441,876        4.29      (13,088,557)      (4.83)
                             ---------      ----       ----------       -----      -----------       -----
   Total Trading Results     4,372,014      3.93          821,171         .47        4,683,874        1.74
Interest income (Note 2)        78,920       .07          120,178         .07          202,658         .07
                             ---------      ----       ----------       -----      -----------       -----
   Total Revenues            4,450,934      4.00          941,349         .54        4,886,532        1.81
                             ---------      ----       ----------       -----      -----------       -----
EXPENSES
Incentive fees (Note 2 & 3)    709,266       .64           --             --            --             --
Brokerage fees (Note 2)        579,834       .52          903,513         .52        1,409,947         .52
Management fees (Note 2 & 3)   245,850       .22          289,124         .16          451,182         .17
                             ---------      ----       ----------       -----      -----------       -----
   Total Expenses            1,534,950      1.38        1,192,637         .68        1,861,129         .69
                             ---------      ----       ----------       -----      -----------       -----
NET INCOME (LOSS)            2,915,984      2.62         (251,288)       (.14)       3,025,403        1.12
                             =========      ====       ==========       =====      ===========       =====

                                  Morgan Stanley
                               Charter Millburn L.P.
                             -------------------------
                                        Percentage of
                                       January 1, 2004
                                          Beginning
                              Amount   Net Asset Value
                             --------- ---------------
                                $             %
REVENUES
Trading profit (loss):
  Realized                   1,195,228      1.84
  Net change in unrealized      14,804       .02
                             ---------      ----
   Total Trading Results     1,210,032      1.86
Interest income (Note 2)        47,719       .07
                             ---------      ----
   Total Revenues            1,257,751      1.93
                             ---------      ----
EXPENSES
Incentive fees (Note 2 & 3)     --           --
Brokerage fees (Note 2)        337,896       .52
Management fees (Note 2 & 3)   108,127       .16
                             ---------      ----
   Total Expenses              446,023       .68
                             ---------      ----
NET INCOME (LOSS)              811,728      1.25
                             =========      ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JANUARY 31, 2004 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                  ------------------------------------- -----------------------------------  ----------------------------
                       UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                       $          $                         $           $                         $
Net Asset Value,
 January 1, 2004   9,989,868.793  111,328,198   11.14   8,374,102.250  173,474,540   20.72   12,370,561.267  270,709,792
Net Income (Loss)       --          2,915,984     .30         --          (251,288)   (.03)        --          3,025,403
Redemptions          (47,365.926)    (541,866)  11.44     (42,624.570)    (881,902)  20.69      (53,865.601)  (1,192,046)
Subscriptions      1,175,664.716   13,449,604   11.44     591,240.012   12,232,755   20.69      906,018.665   20,050,192
                  --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 January 31, 2004 11,118,167.583  127,151,920   11.44   8,922,717.692  184,574,105   20.69   13,222,714.331  292,593,341
                  ==============  ===========           =============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                  CHARTER MILLBURN L.P.
                  --------------------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $
Net Asset Value,
 January 1, 2004   21.88   5,840,215.439  64,875,998   11.11
Net Income (Loss)    .25         --          811,728     .14
Redemptions        22.13     (75,598.139)   (850,479)  11.25
Subscriptions      22.13     328,895.201   3,700,071   11.25
                           -------------  ----------
Net Asset Value,
 January 31, 2004  22.13   6,093,512.501  68,537,318   11.25
                           =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.

  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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                               FIRST CLASS MAIL
                                 U.S. POSTAGE
                                     PAID
                                  PERMIT #374
                                 LANCASTER, PA
                    Demeter Management Corporation
                    825 Third Avenue, 9/th/ Floor
                    New York, NY 10022
                             [LOGO] Morgan Stanley

ADDRESS SERVICE REQUESTED


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